**ITW Reports 7 Percent Increase in 2003 Second Quarter Income Per Diluted Share From Continuing Operations; Operating Revenues Grow 5 Percent; Operating Margins Improve 10 Basis Points to 17.7 Percent in Second Quarter**

GLENVIEW, ILLINOIS—(July 22, 2003)—Illinois Tool Works Inc. (NYSE:ITW) today reported that 2003 second quarter income per diluted share from continuing operations increased 7 percent versus the prior year period primarily as a result of contributions from currency translation and additional income derived from the Leasing and Investments segment. Operating revenues increased 5 percent and operating income grew 6 percent in the second quarter.

Income from continuing operations in the 2003 second quarter was $284.0 million, or 92 cents per diluted share, compared with $265.2 million, or 86 cents per diluted share, in the prior year period. The growth in the Company's second quarter financial results was accomplished even though North American and international end markets weakened and base business revenues declined 4 percent in the quarter. For the most recent quarter, operating revenues were $2.56 billion and operating income was $454.1 million.

For the 2003 six month period, income from continuing operations increased 5 percent to $483.5 million, or $1.57 per diluted share, from $459.6 million, or $1.49 per diluted share in the prior year period. Operating revenues increased 5 percent to $4.88 billion from $4.64 billion in the year earlier period and operating income grew 5 percent to $775.1 million versus $738.9 million in the first half of 2002.

The Company's free operating cash flow continued to be strong in the 2003 second quarter and reflected modest working capital needs and capital expenditures as a result of weak demand in a variety of end markets. For the second quarter, free operating cash flow was $217.7 million.

"We were pleased with our second quarter results, particularly when you factor in the weak activity in our North American end markets and the slowing conditions internationally," said W. James Farrell, Chairman and Chief Executive Officer. "We were especially proud of our ability to improve operating margins 10 basis points to 17.7 percent even though our base business revenues declined 4 percent in the second quarter."

Segment highlights for the 2003 second quarter and first half include:

North American Engineered Products second quarter revenues decreased 3 percent and operating income declined 14 percent largely due to weakness in businesses associated with the automotive, construction and industrial-related end markets. As a result, second quarter operating margins of 17.1 percent decreased 220 basis points from the prior year period.  For the first half, operating revenues and operating income decreased 1 percent and 13 percent, respectively, and operating margins of 16.0 percent were 220 basis points lower than the prior year period.

International Engineered Products second quarter revenues increased 20 percent mainly due to the positive impact of currency translation and modest base business growth from units serving the automotive and construction end markets. While operating income grew 16 percent mainly due to the benefits of currency translation, second quarter operating margins of 14.5 percent declined 50 basis points from the year earlier period. For the first half, revenues increased 21 percent and operating income grew 27 percent. Operating margins of 12.6 percent were 60 basis points higher than the year earlier period.

North American Specialty Systems second quarter revenues decreased 5 percent largely due to base business revenue declines for the food equipment, packaging, welding and finishing units. However, operating income grew 4 percent as a result of favorable restructuring comparisons as well as ongoing 80/20 contributions from the food equipment businesses. As a result, second quarter operating margins of 17.1 percent were 140 basis points higher than the year earlier period. For the first half, revenues decreased 5 percent and operating income increased 2 percent. Operating margins of 15.7 percent were 110 basis points higher than the year earlier period.

International Specialty Systems second quarter revenues increased 17 percent due to the positive impact of currency translation. Operating income grew 8 percent largely as a result of the benefits of currency translation and acquisitions. Second quarter operating margins of 11.6 percent were 100 basis points lower than the year earlier period mainly due to the weakness in base business revenues. For the first half, revenues and operating income both increased 17 percent. Operating margins of 10.5 percent were 10 basis points higher than the year earlier period.

Leasing and Investments second quarter operating income of $52.1 million was $27.6 million higher than the year earlier period due to quarterly mark-to-market adjustments for our swap agreements in the commercial mortgage portfolio. As a result, Leasing and Investments operating margins increased considerably and offset the 60 basis points of margin erosion in the manufacturing segments.

Looking ahead, the Company continues to be uncertain about economic conditions for the remainder of 2003 and the related impact on North American and international end markets. For full-year 2003, the Company is narrowing its earnings forecast, with income per diluted share from continuing operations expected to be in the range of $3.12 to $3.32. For the 2003 third quarter, the Company is forecasting income per diluted share from continuing operations to be in the range of 77 cents to 87 cents.

This Second Quarter 2003 Earnings Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding end market conditions and base business expectations for full year 2003 and the Company's related earnings forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-Q for the 2003 first quarter.

ITW is a $9.5 billion diversified manufacturer of highly engineered components and industrial systems and consumables. The Company consists of approximately 600 decentralized operations in 44 countries and employs some 48,700 people.

CONTACT: JOHN BROOKLIER, 847-657-4104

**ILLINOIS TOOL WORKS INC.**
**(In thousands except per share data)**

| | THREE MONTHS ENDED JUNE 30, | | SIX MONTHS ENDED JUNE 30, | |
|---|---|---|---|---|
| **STATEMENT OF INCOME** | **2003** | **2002** | **2003** | **2002** |
| Operating Revenues | $ 2,563,990 | $ 2,434,625 | $ 4,877,780 | $ 4,639,279 |
| Cost of revenues | 1,659,400 | 1,576,003 | 3,173,192 | 3,051,122 |
| Selling, administrative, and R&D expenses | 445,677 | 424,368 | 915,365 | 839,132 |
| Amortization and impairment of goodwill & other intangibles | 4,847 | 5,246 | 14,157 | 10,118 |
| Operating Income | 454,066 | 429,008 | 775,066 | 738,907 |
| Interest expense | (19,128) | (18,421) | (36,560) | (35,924) |
| Other income | 2,007 | 2,058 | 5,323 | 4,134 |
| Income From Continuing Operations Before Income Taxes | 436,945 | 412,645 | 743,829 | 707,117 |
| Income taxes | 152,900 | 147,400 | 260,300 | 247,500 |
| Income From Continuing Operations | 284,045 | 265,245 | 483,529 | 459,617 |
| Income (Loss) From Discontinued Operations | (7,941) | 2,266 | (12,048) | 6,341 |
| Cumulative Effect of Change in Accounting Principle | - | - | - | (221,890) |
| Net Income | $ 276,104 | $ 267,511 | $ 471,481 | $ 244,068 |
| | | | | |
| Income Per Share from Continuing Operations: | | | | |
| Basic | $ 0.93 | $ 0.87 | $ 1.58 | $ 1.50 |
| Diluted | $ 0.92 | $ 0.86 | $ 1.57 | $ 1.49 |
| | | | | |
| Income (Loss) Per Share from Discontinued Operations: | | | | |
| Basic | $ (0.03) | $ 0.01 | $ (0.04) | $ 0.02 |
| Diluted | $ (0.03) | $ 0.01 | $ (0.04) | $ 0.02 |
| | | | | |
| Cumulative Effect Per Share of Change in Accounting Principle: | | | | |
| Basic | $ - | $ - | $ - | $ (0.73) |
| Diluted | $ - | $ - | $ - | $ (0.72) |
| | | | | |
| Net Income Per Share: | | | | |
| Basic | $ 0.90 | $ 0.87 | $ 1.54 | $ 0.80 |
| Diluted | $ 0.90 | $ 0.87 | $ 1.53 | $ 0.79 |
| | | | | |
| Shares outstanding during the period : | | | | |
| Average | 306,789 | 306,303 | 306,711 | 305,885 |
| Average assuming dilution | 308,209 | 308,440 | 307,960 | 308,200 |

| | THREE MONTHS ENDED JUNE 30, | | SIX MONTHS ENDED JUNE 30, | |
|---|---|---|---|---|
| **ESTIMATED FREE OPERATING CASH FLOW** | **2003** | **2002** | **2003** | **2002** |
| Net cash provided by operating activities | $ 276,326 | $ 281,292 | $ 493,500 | $ 564,186 |
| Plus: Proceeds from investments | 7,376 | 16,343 | 23,041 | 28,170 |
| Less: Additions to PP&E | (65,965) | (68,656) | (122,138) | (132,707) |
| Free operating cash flow | $ 217,737 | $ 228,979 | $ 394,403 | $ 459,649 |

**ILLINOIS TOOL WORKS INC.**

**(In thousands)**

| STATEMENT OF FINANCIAL POSITION | | JUN 30, 2003 | | MAR 31, 2003 | | DEC 31, 2002 |
|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | |
| Cash & equivalents | $ | 1,234,068 | $ | 1,125,550 | $ | 1,057,687 |
| Trade receivables | | 1,709,734 | | 1,562,330 | | 1,500,031 |
| Inventories | | 1,011,693 | | 1,008,967 | | 962,746 |
| Deferred income taxes | | 221,183 | | 219,681 | | 217,738 |
| Prepaids and other current assets | | 145,864 | | 134,878 | | 136,563 |
| Total current assets | | 4,322,542 | | 4,051,406 | | 3,874,765 |
| | | | | | | |
| Net plant & equipment | | 1,703,455 | | 1,657,462 | | 1,631,249 |
| Investments | | 1,417,228 | | 1,388,496 | | 1,392,410 |
| Goodwill | | 2,484,269 | | 2,417,046 | | 2,394,519 |
| Intangible assets | | 219,263 | | 223,467 | | 230,291 |
| Deferred income taxes | | 554,679 | | 558,625 | | 541,625 |
| Other assets | | 526,064 | | 501,901 | | 506,552 |
| Net assets of discontinued operations | | 35,290 | | 48,006 | | 51,690 |
| | $ | 11,262,790 | $ | 10,846,409 | | 10,623,101 |
| | | | | | | |
| **LIABILITIES and STOCKHOLDERS' EQUITY** | | | | | | |
| Short-term debt | $ | 116,764 | $ | 100,998 | | 121,604 |
| Accounts payable | | 442,169 | | 425,791 | | 416,958 |
| Accrued expenses | | 785,977 | | 709,926 | | 833,689 |
| Cash dividends payable | | 70,590 | | 70,535 | | 70,514 |
| Income taxes payable | | 115,714 | | 177,571 | | 124,397 |
| Total current liabilities | | 1,531,214 | | 1,484,821 | | 1,567,162 |
| | | | | | | |
| Long-term debt | | 1,446,044 | | 1,451,785 | | 1,460,381 |
| Other liabilities | | 990,213 | | 990,721 | | 946,487 |
| Total non-current liabilities | | 2,436,257 | | 2,442,506 | | 2,406,868 |
| | | | | | | |
| Common stock | | 3,079 | | 3,077 | | 3,068 |
| Additional paid-in capital | | 765,120 | | 754,137 | | 747,778 |
| Income reinvested in the business | | 6,532,619 | | 6,327,105 | | 6,202,263 |
| Common stock held in treasury | | (1,648) | | (1,662) | | (1,662) |
| Accumulated other comprehensive income | | (3,851) | | (163,575) | | (302,376) |
| Total stockholders' equity | | 7,295,319 | | 6,919,082 | | 6,649,071 |
| | $ | 11,262,790 | $ | 10,846,409 | | 10,623,101 |